SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

              -----------------------------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                          Strategic Hotel Capital, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                           ---------------------------
                         (Title of Class of Securities)

                                    86272T106
                              ---------------------
                                 (CUSIP Number)

                               Andrea Louro DeMar
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                January 24, 2006
                              --------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WHSHC, L.L.C.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           3,710,112 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     3,710,112 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             3,710,112
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 7.3%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Whitehall Street Real Estate Limited
                                  Partnership VII

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           3,710,112 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     3,710,112 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             3,710,112
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.3%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WH Advisors, L.L.C. VII

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER:
OWNED BY EACH        3,710,112 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     3,710,112 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             3,710,112
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.3%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  W9/WHSHC, L.L.C. I

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
   NUMBER OF         0 Shares
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER:
OWNED BY EACH        3,468,035 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     3,468,035 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             3,468,035
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.8%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Whitehall Street Real Estate Limited
                                  Partnership IX

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
   NUMBER OF         0 Shares
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8. SHARED VOTING POWER:
OWNED BY EACH        3,468,035 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     3,468,035 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             3,468,035
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.8%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WH Advisors, L.L.C. IX

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
 NUMBER OF           0 Shares
   SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
OWNED BY EACH        3,468,035 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     3,468,035 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             3,468,035
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.8%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Goldman, Sachs & Co.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [X]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  New York

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
 NUMBER OF           0 Shares
  SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
OWNED BY EACH        7,178,147 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     7,178,147 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             7,178,147
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN/BD/IA

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  The Goldman Sachs Group, Inc.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
 NUMBER OF           0 Shares
   SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
OWNED BY EACH        7,178,147 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     7,178,147 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             7,178,147
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  HC/CO

         This Amendment No. 5, filed by WHSHC, L.L.C. ("WHSHC LLC"), W9/WHSHC, L.L.C. I ("W9 LLC"), Whitehall Street Real Estate Limited Partnership VII ("Whitehall Real Estate VII"), Whitehall Street Real Estate Limited Partnership IX ("Whitehall Real Estate IX"), WH Advisors, L.L.C. VII ("WH Advisors VII"), WH Advisors, L.L.C. IX ("WH Advisors IX"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group", together with WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX and Goldman Sachs, the "Reporting Persons")[1] amends and supplements the Schedule 13D filed by the Reporting Persons on July 9, 2004 and amended by Amendment No. 1 thereto on October 1, 2004, Amendment No. 2 thereto on March 23, 2005, Amendment No. 3 thereto on April 11, 2005 and Amendment No. 4 thereto on July 5, 2005. Schedule II to the Schedule 13D is hereby amended and replaced in its entirety by Schedule II attached hereto and incorporated herein by reference. Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended in its entirety as follows:

         WHSHC LLC and W9 LLC acquired from the Company an aggregate of 4,879,178 shares of Common Stock on June 29, 2004 and an aggregate of 643,676 shares of Common Stock on September 29, 2004 in connection with the initial public offering of the Company (the "IPO"). Specifically, WHSHC LLC acquired 2,521,862 shares of Common Stock on June 29, 2004 and 332,692 shares of Common Stock on September 29, 2004 and W9 LLC acquired 2,357,316 shares of Common Stock on June 29, 2004 and 310,984 shares of Common Stock on September 29, 2004 in exchange for an equal number of membership units ("SHC Funding Units") in the operating partnership of the Company, Strategic Hotel Funding, L.L.C. ("SHC Funding"). These exchanges were made pursuant to the terms of the Structuring and Contribution Agreement, dated as of February 13, 2004 (the "Structuring and Contribution Agreement"), by and among SHC Funding, SHC LLC, Whitehall Real Estate VII, Whitehall Real Estate IX and other parties thereto. The Structuring and Contribution Agreement is incorporated herein by reference. Each of WHSHC LLC and W9 LLC received the SHC Funding Units for no consideration through a distribution of its pro rata share of the SHC Funding Units held by SHC LLC as a result of transactions (the "Formation and Structuring Transactions") described under the caption "Formation and Structuring Transactions" in the Company's final prospectus dated June 23, 2004 (File No. 333-112846, the "Final Prospectus").

         WHSHC LLC and W9 LLC acquired beneficial ownership of an additional 1,655,293 shares of Common Stock on June 30, 2005 in connection with the merger of Strategic Hotel Capital Limited Partnership ("SHC LP") and Strategic Hotel Capital Limited Partnership - II ("SHC LP II") into SHC LLC and the related exchange or distribution of SHC Funding Units by SHC LP, SHC LP II and SHC LLC. Specifically, WHSHC LLC acquired 855,558 SHC Funding Units and W9 LLC acquired 799,735 SHC Funding Units for no consideration through a distribution of its pro rata share of SHC Funding Units held by SHC LLC following the merger of SHC LP and SHC LP II into SHC LLC. On January 20, 2006, WHSHC LLC acquired 855,558 shares of Common Stock in exchange for an equal number of SHC Funding Units and W9 acquired 799,735 shares of Common Stock in exchange for an equal number of SHC Funding Units.

----------
[1] Neither the present filing nor anything contained herein shall be construed as an admission that WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended, or that WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX, Goldman Sachs or GS Group constitute a "group" for any purpose.

         As of January 24, 2006, Goldman Sachs and GS Group may be deemed to beneficially own 7,178,147 shares of Common Stock through (i) WH Advisors VII, the sole general partner of Whitehall Real Estate VII, which is the sole managing member of WHSHC LLC which beneficially owns an aggregate of 3,710,112 shares of Common Stock as described above, and (ii) WH Advisors IX, the sole general partner of Whitehall Real Estate IX, which is the sole managing member of W9 LLC, which beneficially owns an aggregate of 3,468,035 shares of Common Stock as described above.

         None of the persons listed on Schedules I, II or III hereto has contributed any funds or other consideration towards the acquisition of the Common Stock, except insofar as they may be general or limited partners of, or own membership interests in, certain of the Reporting Persons and have made capital contributions to such Reporting Persons, as the case may be.

ITEM 4.  PURPOSE OF TRANSACTIONS

         Item 4 is hereby amended in its entirety as follows:

         WHSHC LLC and W9 LLC acquired beneficial ownership of the Common Stock for investment purposes. If any, the shares of Common Stock which may be deemed to be held by Goldman Sachs, other than shares which may be deemed beneficially owned through WH Advisors VII and WH Advisor IX, were acquired in the ordinary course of business of Goldman Sachs.

         As of the date of this statement, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than:

         On April 7, 2005, WHSHC LLC and W9 LLC entered into a Shareholders Agreement (the "Shareholders Agreement") with the Company providing for, among other matters, the right of WHSHC LLC and W9 LLC to nominate one person as a director to the Company's
         Board of Directors so long as the Shareholders maintain aggregate ownership of 10%. A copy of the Shareholders Agreement is attached hereto as Exhibit 16. Jonathan A. Langer, a Managing Director of Goldman, Sachs & Co., where he is the Head of US Acquisitions for the Real Estate Principal Investment Area, is a member of the Company's Board of Directors.

         On January 24, 2006, WHSHC LLC and W9 LLC entered into an Underwriting Agreement (the "Underwriting Agreement") with the Company, SHC Funding, the other selling stockholders named therein and Deutsche Bank Securities Inc. and Wachovia Capital Markets, LLC, as representatives of the underwriters. Pursuant to the Underwriting Agreement, WHSHC LLC has agreed to sell 3,067,810 of its shares of Common Stock to the underwriters named therein at a per share price of $19.05 per share (for aggregate proceeds of approximately $58.4 million) and W9 LLC has agreed to sell 2,867,642 of its shares of Common Stock to the underwriters named therein at a per share price of $19.05 per share (for aggregate proceeds of approximately $54.6 million). In addition WHSHC LLC and W9 LLC have each granted the underwriters an option, exercisable until February 23, 2006, to purchase 642,302 and 600,393, respectively, additional shares of Common Stock at the same per share price of $19.05 (for aggregate proceeds of approximately $12.2 million and approximately $11.4 million, respectively). The closing of the offering is scheduled for January 30, 2006.

         The transactions pursuant to the Underwriting Agreement are subject to customary conditions, thus there can be no assurance that the transactions will be completed as contemplated or that the Reporting Persons will sell any or all of their shares of Common Stock.

         If all of the transactions pursuant to the Underwriting Agreement (including the sale of shares of Common Stock pursuant to the Underwriters' option) are completed, then WHSHC LLC and W9 LLC will no longer own any shares of Common Stock.

         If WHSHC LLC and W9 LLC do not dispose of all of their shares of Common Stock pursuant to the Underwriting Agreement, each of the Reporting Persons expects to continue to evaluate on an ongoing basis the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one of or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and/or may cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law. To the knowledge of each Reporting Person, each of the persons listed in Schedules I, II or III hereto may make similar evaluations from time to time or an ongoing basis and reserves the same rights.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Based on information provided to the Reporting Persons by the Company, there were 51,092,912 shares of Common Stock outstanding as of the close of business on January 24, 2006.

         As of January 24, 2006, WHSHC LLC beneficially owned an aggregate of 3,710,112 shares of Common Stock, representing in the aggregate approximately 7.3% of the outstanding Common Stock. For all purposes hereof, beneficial ownership of Common Stock includes ownership of SHC Funding Units by the Reporting Person, which, following presentation for redemption by the holder thereof, may be redeemed for an equal number of shares of Common Stock in the Company's sole discretion.

         As of January 24, 2006, Whitehall Real Estate VII, as the sole managing member of WHSHC LLC, may be deemed to have beneficially owned an aggregate of 3,710,112 shares of Common Stock beneficially owned by WHSHC LLC, representing in the aggregate approximately 7.3% of the outstanding Common Stock.

         As of January 24, 2006, WH Advisors VII, as the sole general partner of Whitehall Real Estate VII, may be deemed to have beneficially owned an aggregate of 3,710,112 shares of Common Stock beneficially owned by WHSHC LLC, representing in the aggregate approximately 7.3% of the outstanding Common Stock.

         As of January 24, 2006, W9 LLC beneficially owned an aggregate of 3,468,035 shares of Common Stock, representing in the aggregate approximately 6.8% of the outstanding Common Stock.

         As of January 24, 2006, Whitehall Real Estate IX, as the sole managing member of W9 LLC, may be deemed to have beneficially owned an aggregate of 3,468,035 shares of Common Stock beneficially owned by W9 LLC, representing in the aggregate approximately 6.8% of the outstanding Common Stock.

         As of January 24, 2006, WH Advisors IX, as the sole general partner of Whitehall Real Estate IX, may be deemed to have beneficially owned an aggregate of 3,468,035 shares of Common Stock beneficially owned by W9 LLC, representing in the aggregate approximately 6.8% of the outstanding Common Stock.

         As of January 24, 2006, Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 7,178,147 shares of Common Stock through WH Advisors VII and WH Advisors IX as described above, such shares representing in the aggregate approximately 14.0% of the outstanding Common Stock.

         None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, beneficially owned any shares of Common Stock as of January 24, 2006, other than as set forth herein.

         In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by
(i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

         (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and
(ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. Each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

         (c) Except with respect to the acquisition of shares of Common Stock by WHSHC LLC and W9 LLC as described herein and except as described below, no transactions in the Common Stock were effected by the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto during the 60 days prior to and including January 20, 2006. On November 25, 2005, Goldman, Sachs & Co. purchased one share of Common Stock for a purchase price of $18.57. On November 29, 2005, Goldman, Sachs & Co. sold one share of Common Stock for a sale price of $18.23.

         (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by inserting at the end thereof.

         On January 24, 2006, WHSHC LLC and W9 LLC entered into an Underwriting Agreement (the "Underwriting Agreement") with the Company, SHC Funding, the other selling stockholders named therein and Deutsche Bank Securities Inc.
and Wachovia Capital Markets, LLC, as representatives of the underwriters. Pursuant to the Underwriting Agreement, WHSHC LLC has agreed to sell 3,067,810 of its shares of Common Stock to the underwriters named therein at a per share price of $19.05 per share (for aggregate proceeds of approximately $58.4 million) and W9 LLC has agreed to sell 2,867,642 of its shares of Common Stock to the underwriters named therein at a per share price of $19.05 per share (for aggregate proceeds of approximately $54.6 million). In addition WHSHC LLC and W9 LLC have each granted the underwriters an option, exercisable until February 23, 2006, to purchase 642,302 and 600,393, respectively, additional shares of Common Stock at the same per share price of $19.05 (for aggregate proceeds of approximately $12.2 million and approximately $11.4 million, respectively). The closing of the offering is scheduled for January 30, 2006.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 is hereby amending by inserting at the end thereof:

Exhibit    Description
-------    -----------

17 Underwriting Agreement, dated January 24, 2006, among Strategic Hotel Capital, Inc., Strategic Hotel Funding, L.L.C., WHSHC, L.L.C., W9/WHSHC, L.L.C.I., the other selling stockholders named therein and Deutsche Bank Securities Inc. and Wachovia Capital Markets,
           LLC, as representatives of the Underwriters.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Dated:  January 26, 2006

THE GOLDMAN SACHS GROUP, INC.

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. VII

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. IX

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP IX

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

WHSHC, L.L.C.

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

W9/WHSHC, L.L.C. I

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

                                   SCHEDULE II
                                   -----------

         The name, position and present principal occupation of each director and executive officer of WH Advisors, L.L.C. VII, the sole general partner of Whitehall Street Real Estate Limited Partnership VII, which is the sole managing member of WHSHC, L.L.C., and the name, position and present principal occupation of each director and executive officer of WH Advisors, L.L.C. IX, the sole general partner of Whitehall Street Real Estate Limited Partnership IX, which is the sole managing member of W9/WHSHC, L.L.C. I, are set forth below.

         The business address of each director and executive officer listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Steven Angel, Thomas D. Ferguson, Russell T. Goin, Larry J. Goodwin, Helen Hyde Hallaron, Patrick J. Tribolet, Michael M. Watts, Aaron D. Wetherill and Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Todd P. Giannoble is 600 East Las Colinas Blvd., Suite 400, Irving, Texas 75039. The business address of Philippe Camu, Giovanni Cutaia, Tracy Deblieck, Nathalie L. Dimitrov, James R. Garman, Benoit Herault, Zubin P. Irani, Brian P. Niles, Paul A. Obey, Penny A. Petrow, Jean A. De Pourtales, Richard H. Powers and Edward M. Siskind is 133 Fleet Street, London EC4A 2BB, England. The business address of Yves Checoury and Brian Collyer is 2, rue de Thann, 75017, Paris, France. The business address of Sven Dahlmeyer is Messeturm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

         Each director and executive officer listed below is a citizen of the United States, except as follows: Philippe L. Camu is a citizen of Belgium. Brian Collyer and Brahm S. Cramer are citizens of Canada. Zubin P. Irani is a citizen of India. Yves Checoury and Benoit Herault are citizens of France. James
R. Garman and Paul A. Obey are citizens of the United Kingdom. Sven Dahlmeyer is a citizen of Germany. Nathalie L. Dimitrov and Jean A. De Pourtales are citizens of both France and the United Kingdom.


Name                      Position                  Present Principal Occupation
--------------------------------------------------------------------------------

Rothenberg, Stuart M.     Manager/President         Managing Director of
                                                    Goldman, Sachs & Co.

Angel, Steven             Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Bloom, Robert             Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Brooks, Adam J.           Vice President            Managing Director of
                                                    Goldman, Sachs & Co.

Burban, Elizabeth M.      Vice President/           Managing Director of
                          Secretary                 Goldman, Sachs & Co.

Cacioppo, Anthony J.      Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Camu, Philippe            Vice President            Managing Director of
                                                    Goldman Sachs International

Chan, Lacxon              Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Checoury, Yves            Vice President            Vice President of Goldman
                                                    Sachs Paris Inc. et Cie

Collyer, Brian            Vice President            Vice President of Goldman
                                                    Sachs Paris Inc. et Cie

Cramer, Brahm S.          Manager/Vice President/   Managing Director of
                          Assistant Secretary       Goldman, Sachs & Co.

Cutaia, Giovanni          Vice President            Vice President of
                                                    Goldman Sachs International

Dahlmeyer, Sven           Vice President            Vice President of
                                                    Goldman, Sachs & Co. oHG

Deblieck, Tracy           Vice President            Vice President of
                                                    Goldman Sachs International

Dimitrov, Nathalie L.     Vice President            Vice President of
                                                    Goldman Sachs International

Ferguson, Thomas D.       Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Garman, James R.          Vice President            Managing Director of
                                                    Goldman Sachs International

Giannoble, Todd P.        Vice President            Vice President of
                                                    Archon Group, L.P.

Gift, Andrea M.           Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Goin, Russell T.          Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Goodwin, Larry J.         Vice President            Managing Director of
                                                    Goldman, Sachs & Co.

Herault, Benoit           Vice President/           Managing Director of
                          Assistant Secretary       Goldman Sachs International

Hyde Hallaron, Helen      Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Iorio, Steven J.          Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Irani, Zubin P.           Vice President            Managing Director of
                                                    Goldman Sachs International

Karr, Jerome S.           Vice President/           Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Kava, Alan S.             Manager/                  Managing Director of
                          Vice President            Goldman, Sachs & Co.

Langer, Jonathan A.       Vice President/           Managing Director of
                          Assistant Secretary       Goldman, Sachs & Co.

Lapidus, Roy I.           Vice President            Managing Director of
                                                    Goldman, Sachs & Co.

Metz, Justin E.           Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Niles, Brian P.           Vice President            Vice President of
                                                    Goldman Sachs International

Obey, Paul A.             Vice President/           Vice President of
                          Assistant Secretary       Goldman Sachs International

Petrow, Penny A.          Vice President            Vice President of
                                                    Goldman Sachs International

De Pourtales, Jean A.     Vice President            Managing Director of
                                                    Goldman Sachs International

Powers, Richard H.        Vice President/           Managing Director of
                          Assistant Secretary       Goldman Sachs International

Scesney, Josephine        Manager/Vice President/   Managing Director of
                          Treasurer/Secretary       Goldman, Sachs & Co.

Siskind, Edward M.        Vice President/           Managing Director of
                          Assistant Treasurer       Goldman Sachs International

Tribolet, Patrick M.      Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Tsai, Teresa              Vice President/           Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Watts, Michael M.         Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Weidman, Peter A.         Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Weiss, Mitchell S.        Assistant Treasurer/      Vice President of
                          Assistant Secretary       Goldman, Sachs & Co.

Wetherill, Aaron D.       Vice President            Vice President of
                                                    Goldman, Sachs & Co.

Williams, Todd A.         Vice President/           Managing Director of
                          Assistant Secretary/      Goldman, Sachs & Co.
                          Assistant Treasurer

Wong, Jennifer            Assistant Secretary       Vice President of
                                                    Goldman, Sachs & Co.

Zucker, Lauren J.         Vice President            Managing Director of
                                                    Goldman, Sachs & Co.

                                  EXHIBIT INDEX

   Exhibit                              Description
-------------  -----------------------------------------------------------------

     1. Structuring and Contribution Agreement, dated as of February 13, 2004, by and among SHC Funding, Strategic Hotel Capital, L.L.C. ("SHC LLC"), Whitehall Street Real Estate Limited Partnership VII, Whitehall Street Real Estate Limited Partnership IX and other parties thereto (incorporated by reference to Exhibit 10.2 to the registration statement on Form S-11 (File No. 333-112846) filed by the Company)).

     2. Underwriting Agreement, dated as of June 23, 2004, among Strategic Hotel Capital, Inc. Strategic Hotel Funding, L.L.C. and the underwriters named therein (previously filed).

     3. Lock-Up Agreement, dated as of June 23, 2004, between Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I to the underwriting agreement and WHSHC, L.L.C. (previously filed).

     4. Lock-Up Agreement, dated as of June 23, 2004, between Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I to the underwriting agreement and W9/WHSHC, L.L.C. I (previously filed).

     5. Registration Rights Agreement, dated as of June 29, 2004, among Strategic Hotel Capital, Inc., WHSHC, L.L.C., W9/WHSHC, L.L.C. I and the other parties thereto (previously filed).

     6. Voting Agreement, dated as of June 8, 2004, among Laurence Geller, Strategic Hotel Capital, Inc., WHSHC, L.L.C. and W9/WHSHC, L.L.C. I (previously filed).

     7.        Joint Filing Agreement (previously filed).

     8. Power of Attorney, dated December 12, 2003, relating to The Goldman Sachs Group, Inc. (previously filed).

     9. Power of Attorney, dated November 19, 2003, relating to Goldman, Sachs & Co. (previously filed).

     10. Power of Attorney, dated June 24, 2004, relating to WH Advisors, L.L.C. VII (previously filed).

     11. Power of Attorney, dated June 24, 2004, relating to WH Advisors, L.L.C. IX (previously filed).

     12. Power of Attorney, dated June 24, 2004, relating to Whitehall Street Real Estate Limited Partnership VII (previously filed).

     13. Power of Attorney, dated June 24, 2004, relating to Whitehall Street Real Estate Limited Partnership IX (previously filed).

     14. Power of Attorney, dated June 24, 2004, relating to WHSHC, L.L.C. (previously filed).

     15. Power of Attorney, dated June 24, 2004, relating to W9/WHSHC, L.L.C. I (previously filed).

     16. Shareholders Agreement, dated as of April 7, 2005, among WHSHC, L.L.C. and W9/WHSHC, L.C.C. I, on the one hand, and Strategic Hotel Capital, Inc., on the other hand (previously filed).

     17. Underwriting Agreement, dated January 24, 2006, among Strategic Hotel Capital, Inc., Strategic Hotel Funding, L.L.C., WHSHC, L.L.C., W9/WHSHC, L.L.C.I., the other selling stockholders named therein and Deutsche Bank Securities Inc. and Wachovia Capital Markets, LLC, as representatives of the Underwriters.